Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

The Very Good Food Company Inc. (the “Company”) hereby gives notice pursuant to National Instrument 51 102 (“NI 51-102”) that:

(a)

On August 16, 2022, KPMG LLP, Chartered Professional Accountants, of 10426 - 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3 (the “Former Auditor”) resigned as the auditor of the Company on its own initiative prior to the expiry of their term in office.

(b)	The Company’s Audit Committee previously considered and recommended to the Company’s Board of Directors (the “Board”) the acceptance of the Former Auditor’s resignation.

(c)

On December 7, 2022, the Company’s Audit Committee recommended the appointment of MNP LLP, Chartered Professional Accountants, of 2200 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3, as the successor auditor.

(d)	None of the Former Auditor’s reports on the consolidated financial statements of the Company for the two most recently completed financial years or any subsequent period express a modified opinion.

(e)	There have been no “reportable events”, as that term is defined in NI 51-102.

(f)

The Company’s Board of Directors, on the recommendation of its Audit Committee, has approved the appointment of MNP LLP, as its new auditor to fill the vacancy created by the resignation of the Former Auditor.

DATED this 7th day of December, 2022.

THE VERY GOOD FOOD COMPANY INC.

Per:	/s/ Pratik Patel
Pratik Patel
Chief Financial Officer